Tractebel Energia
suez

Florianópolis, August 17th, 2004.

CE DF-0014/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of Tractebel Energia's Second 2004 Quarterly Information Report, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Arianna Ferreira-Foley
The Bank Of New York

dlw 8/24

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2004	31/12/2004	2	01/04/2004	30/06/2004	1	01/01/2004	31/03/2004

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
ESTEFAN GEORGE HADDAD	564.042.128-20

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2004	2 - TRIMESTRE ANTERIOR 31/03/2004	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2003
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL Geração e Comercialização de Energia Elétrica
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	ON	0,0002206035
02	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	PNA	0,0002580725
03	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	PNB	0,0002206035
04	AGO	12/04/2004	Dividendo	20/04/2004	ON	0,0003941750
05	AGO	12/04/2004	Dividendo	20/04/2004	PNA	0,0004160320
06	AGO	12/04/2004	Dividendo	20/04/2004	PNB	0,0003941750

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
13/08/2004	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2004	4 - 31/03/2004
1	Ativo Total	4.925.677	5.112.903
1.01	Ativo Circulante	854.167	1.027.984
1.01.01	Disponibilidades	6.149	5.988
1.01.01.01	Numerário Disponível	6.149	5.988
1.01.02	Créditos	808.438	941.892
1.01.02.01	Titulos e Valores Mobiliários	201.000	430.584
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	8.602	12.341
1.01.02.03	Consumidores e Concessionárias	452.692	392.861
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(142.949)	(142.949)
1.01.02.05	Dividendos a Receber de Controladas	0	52.778
1.01.02.06	Adiantamento a Fornecedores	35.391	48.555
1.01.02.07	Créditos da Cta Cons.Combustível-CCC/CDE	25.711	16.029
1.01.02.08	Alienações, Serv.em Curso e Disp.Reemb.	13.920	11.741
1.01.02.09	Tributos e Contrib. Sociais a Recuperar	78.720	10.986
1.01.02.10	Ativo Fiscal Diferido	135.351	108.966
1.01.03	Estoques	13.511	13.108
1.01.04	Outros	26.069	66.996
1.01.04.01	Despesas Pagas Antecipadamente	3.349	6.146
1.01.04.02	Outros	22.720	60.850
1.02	Ativo Realizável a Longo Prazo	289.715	287.355
1.02.01	Créditos Diversos	289.232	286.872
1.02.01.01	Concessionárias	18.912	21.166
1.02.01.02	Devedores Diversos - Conc. Energia Elét.	16.953	20.234
1.02.01.03	Tributos e Contrib. Sociais a Recuperar	33.304	28.355
1.02.01.04	Provisão p/Perdas na Recup. Créd. ICMS	(29.743)	0
1.02.01.05	Alienação de Bens e Direitos	28.000	0
1.02.01.06	Depósitos Judiciais	24.993	24.888
1.02.01.07	Ativo Fiscal Diferido	196.813	192.229
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	483
1.03	Ativo Permanente	3.781.795	3.797.564
1.03.01	Investimentos	629.146	574.639
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	627.279	572.773
1.03.01.03	Outros Investimentos	1.867	1.866
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	125	124
1.03.02	Imobilizado	3.152.649	3.222.497
1.03.03	Diferido	0	428

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2004	4 - 31/03/2004
2	Passivo Total	4.925.677	5.112.903
2.01	Passivo Circulante	601.998	960.397
2.01.01	Empréstimos e Financiamentos	209.820	202.299
2.01.01.01	Principal	195.780	183.441
2.01.01.02	Encargos	14.040	18.858
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	177.016	137.512
2.01.04	Impostos, Taxas e Contribuições	19.681	41.671
2.01.04.01	Tributos e Contribuições Sociais	19.681	41.671
2.01.05	Dividendos a Pagar	2.696	381.291
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	2.696	381.291
2.01.06	Provisões	73.895	90.528
2.01.06.01	Obrigações Estimadas	65.460	78.742
2.01.06.02	Contingências	8.435	11.786
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	118.890	107.096
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	6.462	7.052
2.01.08.02	Benefício Pós-Emprego	40.616	42.484
2.01.08.03	Passivo Fiscal Diferido	48.603	48.603
2.01.08.04	Outros	23.209	8.957
2.02	Passivo Exigível a Longo Prazo	1.423.317	1.424.393
2.02.01	Empréstimos e Financiamentos	1.079.627	1.107.085
2.02.01.01	Principal	1.079.627	1.107.085
2.02.02	Debêntures	0	0
2.02.03	Provisões	126.618	105.059
2.02.03.01	Obrigações Estimadas	18.427	18.229
2.02.03.02	Contingências	108.191	86.830
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	217.072	212.249
2.02.05.01	Tributos e Contribuições Sociais	7.385	7.563
2.02.05.02	Benefícios Pós-Emprego	206.840	201.940
2.02.05.03	Outros	2.847	2.746
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.900.362	2.728.113
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	64.335	64.335
2.05.04.01	Legal	63.492	63.492
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2004	4 -31/03/2004
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	298.566	126.317

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.01	Receita Bruta de Vendas e/ou Serviços	676.298	1.236.742	446.607	866.303
3.01.01	Suprimento de Energia Elétrica	513.442	956.876	345.530	682.860
3.01.02	Fornecimento de Energia Elétrica	75.010	141.945	41.937	78.344
3.01.03	Subvenção Combustível - CCC/CDE	82.220	127.540	54.524	97.209
3.01.04	Serviço Prestado	3.115	5.779	2.865	5.034
3.01.05	Venda de Cinzas	2.324	4.311	1.653	2.684
3.01.06	Outras	187	291	98	172
3.02	Deduções da Receita Bruta	(40.527)	(75.266)	(20.945)	(39.984)
3.02.01	Impostos e Contribuições	(40.180)	(73.404)	(19.786)	(37.994)
3.02.02	Repasse - CCC/CDE - Venda de Cinzas	(347)	(1.862)	(1.159)	(1.990)
3.03	Receita Liquida de Vendas e/ou Serviços	635.771	1.161.476	425.662	826.319
3.04	Custo de Bens e/ou Serviços Vendidos	(364.741)	(655.721)	(270.175)	(528.000)
3.04.01	Pessoal	(25.050)	(40.044)	(14.025)	(26.439)
3.04.02	Material	(2.551)	(4.585)	(1.488)	(3.537)
3.04.03	Serviço de Terceiro	(6.953)	(12.133)	(5.400)	(11.209)
3.04.04	Combustível p/Prod.Ener.Elétr - CCC/CDE	(80.242)	(124.710)	(54.524)	(97.209)
3.04.05	Combustível p/Prod.Ener.Elétrica	(70.422)	(71.476)	(16.144)	(44.726)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(8.044)	(18.357)	(10.348)	(22.138)
3.04.07	Depreciação / Amortização	(39.826)	(79.659)	(39.992)	(80.048)
3.04.08	Energia Elétrica Comprada p/Revenda	(129.183)	(307.157)	(130.959)	(250.113)
3.04.09	Uso de Bem Público - UBP	(1.177)	(2.343)	(4.425)	(8.817)
3.04.10	Constituição de Provisões Operacionais	(7.733)	(15.466)	(2.361)	(4.722)
3.04.11	Reversão de Provisões Operacionais	14.925	28.915	14.910	31.597
3.04.12	Outras	(8.485)	(8.706)	(5.419)	(10.639)
3.05	Resultado Bruto	271.030	505.755	155.487	298.319

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.06	Despesas/Receitas Operacionais	(180.650)	(231.266)	99.529	92.041
3.06.01	Com Vendas	(27.329)	(48.424)	(10.897)	(21.478)
3.06.01.01	Pessoal	(1.545)	(2.443)	(974)	(1.669)
3.06.01.02	Serviço de Terceiro	(312)	(575)	(284)	(542)
3.06.01.03	Encargos de Uso da Rede Elétrica	(24.296)	(43.053)	(8.476)	(16.930)
3.06.01.04	Outras	(1.176)	(2.353)	(1.163)	(2.337)
3.06.02	Gerais e Administrativas	(76.375)	(102.305)	(18.325)	(40.064)
3.06.02.01	Pessoal	(10.521)	(16.893)	(7.608)	(13.161)
3.06.02.02	Serviço de Terceiro	(6.182)	(9.291)	(2.996)	(5.939)
3.06.02.03	Depreciação / Amortização	(405)	(810)	(376)	(738)
3.06.02.04	Constituição de Provisões Operacionais	(66.681)	(76.632)	(4.459)	(11.344)
3.06.02.05	Reversão de Provisões Operacionais	20.885	28.109	9.424	15.599
3.06.02.06	Taxa de Fiscalização	(1.467)	(2.932)	(1.243)	(2.486)
3.06.02.07	Previdência Privada - SB-40	(5.513)	(11.490)	(5.631)	(10.610)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(3.373)	(1.687)	(3.373)
3.06.02.09	Outras	(4.805)	(8.993)	(3.749)	(8.012)
3.06.03	Financeiras	(80.360)	(97.175)	92.068	91.764
3.06.03.01	Receitas Financeiras	11.437	35.560	10.130	35.490
3.06.03.01.01	Rendas de Aplicações Financeiras	5.815	18.238	4.747	27.310
3.06.03.01.02	Variação Monetária	1.250	4.438	2.686	3.067
3.06.03.01.03	Outras	4.372	12.884	2.697	5.113
3.06.03.02	Despesas Financeiras	(91.797)	(132.735)	81.938	56.274
3.06.03.02.01	Encargos de Dívidas	(24.751)	(50.570)	(32.563)	(81.244)
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	(1.050)	(2.560)	(3.344)	(6.381)
3.06.03.02.03	Encargos s/Obrig.Contr. Fundação ELOS	(1.748)	(3.521)	(1.843)	(3.645)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	(53.635)	(55.602)	132.853	179.814
3.06.03.02.05	Var.Monet.s/Prov./Rev.Provisões Operac.	(526)	(1.729)	(3.297)	(10.317)
3.06.03.02.06	Var. Monet.s/Obrig.Contr.Fundação ELOS	(1.398)	(3.198)	(3.920)	(10.635)
3.06.03.02.07	Variação Monetária - Outras	(2.752)	(3.316)	(1.059)	(1.106)
3.06.03.02.08	Outras	(5.937)	(12.239)	(4.889)	(10.212)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	3.414	16.638	36.683	61.819
3.07	Resultado Operacional	90.380	274.489	255.016	390.360
3.08	Resultado Não Operacional	(2.553)	(2.555)	575	(2.508)
3.08.01	Receitas	29.000	29.000	672	694
3.08.02	Despesas	(31.553)	(31.555)	(97)	(3.202)
3.09	Resultado Antes Tributação/Participações	87.827	271.934	255.591	387.852
3.10	Provisão para IR e Contribuição Social	53.452	212	(46.219)	(71.856)
3.10.01	Contribuição Social	10.850	43	(12.502)	(19.209)
3.10.02	Imposto de Renda	42.602	169	(33.717)	(52.647)
3.11	IR Diferido	30.970	26.420	(27.055)	(38.306)
3.11.01	Contribuição Social	(18.385)	(22.995)	(7.234)	(10.178)
3.11.02	Imposto de Renda	49.355	49.415	(19.821)	(28.128)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	172.249	298.566	182.317	277.690

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00026	0,00046	0,00028	0,00043
	PREJUÍZO POR AÇÃO				

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Co-geração Lajes, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Co-geração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.201 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-c.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, nova denominação da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da UHE Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para implantar e explorar a Unidade de Co-geração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data-base das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias e ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece a expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data-base das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data-base das Informações Trimestrais, são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 12) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 18).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 7-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	30.06.2004	31.03.2004
Certificado de Depósito Bancário – CDB	129.335	319.412
Letras Financeiras do Tesouro – LFT	20.739	34.552
Notas do Banco Central – NBC-E	28.700	54.874
Debêntures	22.990	22.805
	201.764	**431.643**
Provisão para redução ao valor de mercado	(764)	(1.059)
	201.000	**430.584**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais, e foram ajustados aos seus valores de mercado, através de constituição de provisão, conforme acima demonstrado.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.06.2004				31.03.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	24.606	317	18	24.941	22.216
Concessionárias	169.198	-	-	169.198	173.826
Comercializadoras	33.883	443	722	35.048	28.449
Exportação	56.510	-	-	56.510	-
Transações no âmbito do MAE	155.048	-	11.947	166.995	168.370
	439.245	**760**	**12.687**	**452.692**	**392.861**
(-) Provisão para Créditos de Liquidação Duvidosa	(142.949)	-	-	(142.949)	(142.949)
	296.296	**760**	**12.687**	**309.743**	**249.912**
Longo prazo					
Transações no âmbito do MAE	18.912	-	-	18.912	21.166
	18.912	-	-	**18.912**	**21.166**

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. O saldo a receber, incluído na rubrica "Comercializadoras" é de R$ 6.954, em 30.06.2004 (R$ 6.562, em 31.03.2004).

04.01 - NOTAS EXPLICATIVAS

Nos meses de abril e maio de 2004, a Companhia vendeu energia elétrica para a Argentina e para o Uruguai, em regime de emergência, para atender demanda daqueles países. As exportações deram-se por intermédio da Companhia de Interconexão Energética – CIEN e da ELETROBRÁS, respectivamente. O valor a receber, decorrente destas exportações, é de R$ 22.947.

A Companhia venceu o Concurso Público promovido pela Compañia Administradora Del Mercado Mayorista Eléctrico Sociedad Anônima – CAMMESA, para a exportação de até 500 MWh de energia elétrica para a Argentina, durante os meses de junho a agosto de 2004, tendo recebido a respectiva autorização da ANEEL, através da Resolução Autorizativa nº 261, de 03.06.2004, daquela Agência. O valor a receber, decorrente da exportação ocorrida em junho de 2004, é de R$ 33.563, o qual encontra-se registrado, juntamente com o valor citado no parágrafo anterior, na rubrica "Exportação" retro informada.

Os valores vencidos há mais de 90 dias, no montante de R$ 11.947, referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002, os quais estão sendo objeto de negociação bilateral.

Parte das transações no MAE, que para a Companhia representa o valor de R$ 145.366, encontra-se *sub judice* em decorrência de ações judiciais impetradas por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº 288, de 16.05.2002. Tendo em vista as incertezas quanto à realização desses créditos, a Companhia mantém provisão no valor de R$ 142.949 para suportar eventuais perdas dos valores em litígio.

04.01 - NOTAS EXPLICATIVAS

NOTA 5 – ATIVO FISCAL DIFERIDO

	30.06.2004				31.03.2004
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas Jacuí	606.171	-	54.555	54.555	87.458
Remuneração das Imobilizações em Curso - RIC	255.920	33.433	-	33.433	33.433
Provisão para contingências	112.148	28.037	10.093	38.130	32.063
Provisão para grandes manutenções	31.265	7.816	2.814	10.630	9.297
Provisão bônus gerencial	973	243	88	331	1.190
Participação de empregados nos lucros	626	156	56	212	2.960
Provisão aquisição energia elétrica	34.249	8.562	3.082	11.644	16.605
Provisão para deságio na alienação de créditos fiscais	102	25	9	34	45
Provisão para créditos de liquidação duvidosa	142.949	35.737	12.866	48.603	48.603
Provisão honorários advocatícios	594	149	53	202	200
Provisão para amortização acelerada UTE William Arjona	28.260	7.065	2.543	9.608	8.427
Provisão para desvalorização de títulos e valores mobiliários	764	191	69	260	360
Provisão p/perdas com créditos de ICMS	29.743	7.436	2.677	10.113	-
Benefícios pós-emprego	144.277	36.069	12.985	49.054	47.577
Outras provisões	6.075	1.519	547	2.066	-
Prejuízo fiscal	157.530	39.383	-	39.383	-
Base negativa da contribuição social	265.616	-	23.906	23.906	12.977
	-	205.821	126.343	332.164	301.195
Classificação do ativo fiscal diferido:					
Circulante		106.216	29.135	135.351	108.966
Realizável a longo prazo		99.605	97.208	196.813	192.229
		205.821	126.343	332.164	301.195

04.01 - NOTAS EXPLICATIVAS

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Conforme mencionado na Nota 10, em junho a Companhia transferiu 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. – ELEJA e, anteriormente, havia procedido à baixa de equipamentos vinculados ao projeto, os quais se tornaram imprestáveis ou obsoletos. Em decorrência destes fatos, houve reversão de parte da provisão para perdas econômicas, no valor de R$ 365.581. A realização do saldo da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se à Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 151.543, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	-	-	-	-	4.910	7.365	42.280	54.555
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	48.603	-	-	48.603
Demais diferenças temporárias	37.534	24.618	11.420	14.590	18.151	43.598	15.573	233	165.717
Prejuízo fiscal	39.383	-	-	-	-	-	-	-	39.383
Base negativa da contribuição social	6.276	17.630	-	-	-	-	-	-	23.906
Ativo fiscal diferido, registrado	**83.193**	**42.248**	**11.420**	**14.590**	**18.151**	**97.111**	**22.938**	**42.513**	**332.164**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	30.547	30.547
	83.193	42.248	11.420	14.590	18.151	97.111	22.938	73.060	362.711

Na elaboração do quadro acima, o ano de 2004 compreende somente 6 meses (julho a dezembro).

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.06.2004		30.06.2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**271.934**	**271.934**	**387.852**	**387.852**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Gratificação e 13° de dirigentes	-	535	-	829
Doações incentivadas	120	120	-	-
Doações indedutíveis	-	-	91	91
Outras despesas indedutíveis	277	277	202	205
Exclusões				
Equivalência patrimonial	(16.638)	(16.638)	(61.819)	(61.819)
Remuneração das Imobilizações em Curso – RIC	-	(91.677)	-	(6.691)
(=) Base de cálculo dos tributos no resultado	**255.693**	**167.924**	**326.326**	**323.840**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(23.012)**	**(41.981)**	**(29.369)**	**(80.960)**
Provisão p/Perdas da UTE Jacuí	-	91.395	-	-
Adicional de 10% sobre lucro até R$ 20 mensais	-	-	-	10
Ajuste incentivos fiscais	-	-	-	313
Outros	61	169	(18)	(138)
(=) Contrib. social e imposto renda no resultado	**(22.951)**	**49.583**	**(29.387)**	**(80.775)**
Composição dos tributos no resultado:				
Corrente	43	169	(19.209)	(52.647)
Diferido	(22.994)	49.414	(10.178)	(28.128)
	(22.951)	**49.583**	**(29.387)**	**(80.775)**

NOTA 7 – INVESTIMENTOS

a) Composição

	30.06.2004	31.03.2004
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	257.437	253.022
Ágio	13.731	14.303
	271.168	267.325
Companhia Energética Meridional – CEM		
Equivalência patrimonial	287.186	237.537
Ágio	37.891	39.005
	325.077	276.542
Delta Energética S.A.		
Equivalência patrimonial	7	10
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	10	10
Lages Bioenergética Ltda.		
Equivalência patrimonial	31.017	28.886
	627.279	572.773
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	3	3
	627.282	572.776
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742
Outros investimentos	122	121
	629.146	574.639

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da UHE Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e

04.01 - NOTAS EXPLICATIVAS

possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.06.2004	31.03.2004
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	528.076	519.020
Resultado do período	17.940	8.884
Investimento:		
Equivalência patrimonial	257.437	253.022
Ágio	13.731	14.303
Resultado de equivalência patrimonial	8.746	4.331

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 2º trimestre de 2004 foi de R$ 572.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.06.2004	31.03.2004
Circulante	129.112	155.898
Realizável a longo prazo	2.690	2.946
Permanente	1.126.700	1.136.816
	1.258.502	1.295.660
PASSIVO		
Circulante	161.011	189.770
Exigível a longo prazo	569.415	586.870
Patrimônio líquido	528.076	519.020
	1.258.502	1.295.660

RESULTADO	30.06.2004	30.06.2003
Receitas operacionais brutas	179.979	174.630
Deduções da receita operacional	(15.351)	(6.886)
Receitas líquidas de vendas	**164.628**	**167.744**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(43.038)	(42.256)
Custo de produção de energia elétrica	(22.627)	(23.915)
	(65.665)	**(66.171)**
RESULTADO BRUTO	**98.963**	**101.573**
DESPESAS OPERACIONAIS		
Despesas com vendas	(10.568)	(8.219)
Despesas gerais e administrativas	(9.681)	(10.819)
	(20.249)	**(19.038)**
Resultado do serviço	**78.714**	**82.535**
Receitas (despesas) financeiras	**(51.484)**	**(65.953)**
RESULTADO OPERACIONAL	27.230	16.582
RESULTADO NÃO OPERACIONAL	(1)	-
RESULTADO ANTES DOS TRIBUTOS	27.229	16.582
Imposto de renda e contribuição social	**(9.289)**	**(5.664)**
LUCRO DO PERÍODO	17.940	10.918

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da UHE Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2004			31.03.2004
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	287.186	237.537
Resultado do período	-	-	7.408	10.537
Investimento:				
Equivalência patrimonial	-	-	287.186	237.537
Ágio	-	-	37.891	39.005
Resultado de equivalência patrimonial	-	-	7.408	10.537

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 2º trimestre de 2004 foi de R$ 1.114.

b.3 – Delta Energética S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

O capital social desta controlada é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999. A controlada não exerceu atividades comerciais no exercício de 2004.

04.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2004	31.03.2004
Quotas que compõem o capital social	26.000	26.000
Quotas de propriedade da Tractebel Energia	25.999	25.999
Participação %	99,99	99,99
Capital social	26	26
Patrimônio líquido	10	10
Investimento:		
Equivalência patrimonial	10	10

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de co-geração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2004	31.03.2004
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	31.017	30.530
Resultado do período	487	(1.644)
Investimento:		
Equivalência patrimonial	31.017	28.886

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	30.06.2004		31.03.2004
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.691	638.565
UHE Salto Osório	2,8	288.646	288.646
UHE Passo Fundo	2,5	123.216	123.321
UHE Itá (participação em consórcio)	2,3	1.236.174	1.236.171
UHE Machadinho (participação em consórcio)	2,4	178.890	177.795
		2.465.617	2.464.498
(-) Depreciação Acumulada		(874.548)	(860.040)
		1.591.069	**1.604.458**
Geração Térmica			
Complexo Jorge Lacerda	4,2	2.452.063	2.436.019
UTE Charqueadas	4,4	54.959	54.817
UTE Alegrete	4,0	8.101	8.010
UTE William Arjona	4,3	144.951	148.430
		2.660.074	2.647.276
(-) Depreciação Acumulada		(1.129.431)	(1.104.535)
		1.530.643	**1.542.741**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(932)	(909)
		742	**765**
Equipamentos Gerais e Outros	10,0	29.364	27.067
(-) Depreciação Acumulada		(15.592)	(12.412)
		13.772	**14.655**
		3.136.226	**3.162.619**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.06.2004	31.03.2004
	Custo corrigido	**Custo corrigido**
Total das Imobilizações em Serviço	**3.136.226**	**3.162.619**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	-	1.094
UHE Salto Santiago (obra de adição)	287	275
UHE Salto Osório (obra de adição)	8.416	5.080
UHE Itá (custos retardatários)	775	820
Outros	1.172	964
	10.650	**8.233**
Geração Térmica		
UTE Jacuí	55.740	83.904
UTE Jorge Lacerda (obra de adição)	3.901	18.839
UTE Charqueadas (obra de adição)	531	635
Outros	67	2.982
	60.239	**106.360**
Outros	**2.098**	**1.849**
	72.987	**116.442**
Imobilizações líquidas	**3.209.213**	**3.279.061**
Obrigações Especiais	**(56.564)**	**(56.564)**
	3.152.649	**3.222.497**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.06.2004 e 31.03.2004, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, de acordo com o item n º 44 da deliberação n º 183/95 da Comissão de Valores Mobiliários, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, no conjunto de seu parque gerador, produzem fluxo de caixa positivo.

e) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão,

quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

f) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a UTE Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – DESCONTINUIDADE DAS UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da UTE William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

Após cumprir seus objetivos primordiais, é possível que as referidas unidades sejam desativadas. Em linha com esta possibilidade, a Companhia está amortizando o valor econômico destes ativos no período de sua utilização, de forma a atingir um valor residual compatível com o provável valor de alienação, para o caso desta hipótese vir a se confirmar. A adoção deste procedimento não prejudica a capacidade de recuperação dos ativos através de sua operação durante a vigência do contrato.

Neste contexto, foi reconhecido o valor de R$ 6.953 no resultado do 1° semestre de 2004, que somado aos valores referentes às amortizações relativas a 2002 e 2003 totaliza R$ 31.736, restando o valor de R$ 6.953 a ser amortizado até o final de 2004. Estes valores estão sendo considerados "diferenças temporárias", para fins fiscais.

NOTA 10 – USINA TERMELÉTRICA JACUÍ

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, recebendo, daquela agência reguladora, autorização para a implantação do projeto.

Desde então, a Companhia vem envidando todos os esforços no sentido de viabilizar o empreendimento. Entretanto, diversos fatores associados à regulamentação, contratação da energia elétrica a ser gerada, contratação do EPC, dentre outros, vinham impondo grandes dificuldades para a viabilidade do empreendimento exclusivamente pela Companhia, o que fez com que outras soluções alternativas fossem analisadas.

Desta forma, no mês de junho de 2004 a Companhia firmou parceria estratégica, transferindo 33,33% do empreendimento à empresa Elétrica Jacuí S.A. - ELEJA, por R$ 29.000, nos termos do Contrato de Transferência de Participação em Empreendimento firmado entre as partes. A ELEJA é uma SPE constituída pela Riomaggiore Mineração Ltda., com a finalidade específica de conclusão do projeto. A transferência incluiu direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento, localizado no Município de Charqueadas, Estado do Rio Grande do Sul.

04.01 - NOTAS EXPLICATIVAS

No mês de maio de 2004, a Companhia, fundamentada em laudo emitido por empresas especializadas, havia procedido à baixa de bens vinculados ao projeto Jacuí que se tornaram imprestáveis ou obsoletos. Os bens baixados foram doados ao Centro de Tecnologia em Automação e Informática – CTAI, órgão vinculado ao SENAI/SC, e serão utilizados para treinamento em seus cursos profissionalizantes.

Os valores associados aos ativos baixados, em decorrência dos fatos acima informados, são os seguintes:

	Obsolescência	Alienação	Total
Custo bruto	77.258	402.036	479.294
RIC	(13.650)	(71.241)	(84.891)
Sub-total	63.608	330.795	394.403
Reversão de provisão	(62.541)	(303.040)	(365.581)
Valor contábil líquido	**1.067**	**27.755**	**28.822**

NOTA 11 - FORNECEDORES

	30.06.2004	31.03.2004
Energia elétrica	96.739	77.197
Combustíveis fósseis	50.328	35.914
Materiais e serviços	29.949	24.401
	177.016	137.512

NOTA 12 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2004			31.03.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	112.650	546.328	658.978	111.927	563.869	675.796
Instituições financeiras	23.817	204.964	228.781	18.820	195.862	214.682
	136.467	751.292	887.759	130.747	759.731	890.478
Moeda Nacional						
ELETROBRÁS	63.180	281.831	345.011	61.626	298.222	359.848
Instituições financeiras	10.173	46.504	56.677	9.926	49.132	59.058
	73.353	328.335	401.688	71.552	347.354	418.906
	209.820	1.079.627	1.289.447	202.299	1.107.085	1.309.384

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.03.2004	**202.299**	**1.107.085**
Liquidações	(100.106)	-
Transferências	75.245	(75.245)
Encargos gerados no trimestre	25.277	-
Variações monetárias geradas no trimestre	7.105	47.787
Saldo em 30.06.2004	**209.820**	**1.079.627**

04.01 - NOTAS EXPLICATIVAS

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/04
R$ Milhões
249
28%
Euro
79
9%
Libra
Esterlina
560
63%
Dólar
Norte
Americ.


Dívida Externa em Mar/04
R$ Milhões
247
28%
Euro
87
10%
Libra
Esterlina
556
62%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Jun/04
R$ Milhões
57
14%
Não
indexado
345
86%
IVRRGR


Dívida Nacional em Mar/04
R$ Milhões
59
14%
Não
indexado
360
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.200
1.000
800
600
400
200
0
103
173
214
206
297
285
77
74
69
67
320
302
1.080
1.107
2005
2006
2007
2008
2009
De 2010 até 2024
Total
Jun/04
Mar/04

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 1° trimestre de 2004)
Taxas flutuantes: 16,78% a.a. (17,31% a.a., no 1° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 1° trimestre de 2004)
Taxas flutuantes: 1,78% a 9,45% a.a. (1,73% a 9,95% a.a, no 1° trimestre de 2004)

NOTA 13 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.06.2004		31.03.2004	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	10.286	-	8.166	-
Provisão para grandes manutenções	13.432	17.833	9.702	17.641
Provisão aquisição energia elétrica	34.249	-	48.838	-
Provisão bônus gerencial	973	-	3.500	-
Provisão participação nos lucros ou resultados	419	-	8.500	-
Outras	6.101	594	36	588
	65.460	18.427	78.742	18.229

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

04.01 - NOTAS EXPLICATIVAS

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por força do Despacho ANEEL nº 288/2002. Os valores decorrentes dessa exposição foram reconhecidos pela ITASA na rubrica "despesas antecipadas" e estão sendo amortizados concomitantemente com a realização das receitas provenientes do reajuste extraordinário de preço da energia contratada pelos seus acionistas, concedido para manter o equilíbrio econômico-financeiro dos respectivos contratos de compra e venda de energia elétrica entre as partes. Os aditivos contratuais firmados para este fim têm vigência até 31.01.2005. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, são neutralizados nas demonstrações financeiras da Companhia, através da reversão desta provisão. O valor revertido no presente trimestre é de R$ 14.589 (R$ 13.893, no 1º. Trimestre de 2004).

Estudos desenvolvidos pela Administração da ITASA indicaram que os reajustes extraordinários faturados contra os sócios, até junho de 2004, foram suficientes para garantir o equilíbrio econômico-financeiro dos contratos acima mencionados. Desta forma, em 21.06.2004 foi firmado novo Termo Aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW, de 31.01.2005 para 30.06.2004, com efeitos a partir de 1º de julho de 2004. Como conseqüência, a Companhia procederá à reversão da provisão existente para este fim, no valor de R$ 23.795, no mês de julho de 2004. A referida reversão será neutralizada, no resultado da Companhia, com o resultado negativo da equivalência patrimonial decorrente da realização das despesas antecipadas registradas no ativo da ITASA. O reajuste extraordinário decorrente do aditivo ao contrato de 61 MW continuará vigendo até seu vencimento, definido para 31.01.2005 (ver Nota 20).

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.06.2004				31.03.2004	
	Circulante	**Longo Prazo**	**Total**	**Depósitos Judiciais**	**Total**	**Depósitos Judiciais**
Trabalhistas						
Vínculo empregatício e reintegração	3.502	15.969	19.471	11.151	19.044	11.388
Periculosidade	173	792	965	398	937	399
Jornada de advogado e horas extras	244	1.113	1.357	328	1.325	315
Equiparação salarial e enquadramento funcional	161	736	897	185	873	193
Horas in itinere	228	1.038	1.266	184	1.514	181
Outras	430	1.959	2.389	2.369	2.341	2.165
	4.738	**21.607**	**26.345**	**14.615**	**26.034**	**14.641**
Cíveis						
Fornecedores	1.257	43.174	44.431	-	26.756	-
Atingidos pela UHE Ita	602	6.410	7.012	-	7.206	-
Danos emergentes e lucros cessantes	153	1.631	1.784	-	1.721	-
Doença ocupacional e acidente de trabalho	1.534	16.341	17.875	-	18.262	-
Outras	151	1.603	1.754	-	1.677	-
	3.697	**69.159**	**72.856**	**-**	**55.622**	**-**
Fiscais						
Contribuição Social	-	10.268	10.268	4.737	9.889	4.606
INSS	-	7.157	7.157	5.641	7.071	5.641
	-	**17.425**	**17.425**	**10.378**	**16.960**	**10.247**
	8.435	**108.191**	**116.626**	**24.993**	**98.616**	**24.888**

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	30.06.2004			31.03.2004		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	7.586	10.787	18.373	7.418	10.391	17.809
Cíveis	6.663	5.166	11.829	11.048	1.529	12.577
	14.249	**15.953**	**30.202**	**18.466**	**11.920**	**30.386**

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus atuais empregados e para aqueles que se aposentaram após 24.12.1997, e, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS, para os participantes aposentados até 23.12.1997, data da cisão parcial da ELETROSUL.

A PREVIG e a ELOS são entidades fechadas de previdência complementar, pessoas jurídicas de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada exclusivamente pela Tractebel Energia e a segunda, pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras.

A PREVIG e a ELOS administram Plano de Benefícios do tipo Benefício Definido - BD, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria da PREVIG e da ELOS consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

04.01 - NOTAS EXPLICATIVAS

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° semestre de 2004 foi de R$ 3.294 (R$ 3.715 no 1° semestre de 2003).

A Companhia é responsável pelo custeio de 100% do valor das despesas administrativas da PREVIG e pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia no 1° semestre de 2004 foi de R$ 1.437 (R$ 762 no 1° semestre 2003).

Em 04.10.2002, através do Ofício n° 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes.

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido Termo de Acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Estabeleceu, ainda, que as partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG. Considerando que o Termo de Acordo expirou no dia 20.09.2003, as partes estão buscando a regularização da situação o mais rapidamente possível.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto – 11% a. a.
Taxa de retorno esperado dos ativos – 11% a. a.
Crescimento salarial futuro
- Participante ativo – 8% a. a.
- Participante auto-patrocinado – 5% a. a.
Crescimento dos benefícios da previdência social – 5% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia – 5% a. a.
Inflação – 5% a. a.
Fator de capacidade
- Salários – 98%
- Benefícios – 98%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) – GAM 1983
Tábua de Mortalidade de Inválidos – RRB 1944
Tábua de Entrada em Invalidez – RRB 1944
Tábua de Rotatividade – Experiência Towers Perrin
Idade de Aposentadoria – Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria – 95%
Diferença de idade entre participante e cônjuge – Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão – 100%
Fator de conversão do SB-40 – 140%

04.01 - NOTAS EXPLICATIVAS

Os valores reconhecidos no 1°. semestre de 2004, com efeitos no passivo atuarial líquido apurado em 30.06.2004, estão demonstrados a seguir:

Passivo líquido em 31.12.2003	**244.101**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	6.719
Contribuição da patrocinadora	2.610
Contribuição complementar	684
Complemento de despesas atuariais projetadas para 2004	18.611
	272.725
Amortização de obrigações contratadas	(25.269)
Passivo líquido em 30.06.2004	**247.456**
Classificação do passivo	
Circulante	40.616
Exigível a longo prazo	206.840
	247.456

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 48.603, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 142.949, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL n°. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30.06.2004 e 31.03.2004, é de R$ 2.445.766 e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30.06.2004 é de R$ 4,44 (R$ 4,18 em 31.03.2004).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 30.06.2004, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL
2,48%
OUTROS
4,62%
BNDESPAR
5,04%
TRACTEBEL EGI
78,30%
BANCO
CLÁSSICO
9,56%


Participação no Capital Votante (Ações Ordinárias)
UNIÃO FEDERAL
3,13%
OUTROS
2,92%
BNDESPAR
3,21%
TRACTEBEL EGI
80,40%
BANCO
CLÁSSICO
10,34%


Ações Preferenciais
UNIÃO FEDERAL 0,89%
BNDESPAR 9,53%
OUTROS 8,82%
BANCO CLÁSSICO 7,62%
TRACTEBEL EGI 73,14%

	30.06.2004	31.03.2004
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	63.492	63.492
Reserva de retenção de lucros	843	843
	64.335	64.335

NOTA 18 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamentos de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 30.06.2004, 341 microcomputadores contratatados, representando cerca de 60% do total.

O saldo das contraprestações a pagar, em 30.06.2004, é de R$ 994, dos quais R$ 538 vencem nos próximos 12 meses e R$ 456, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado de janeiro a junho de 2004 é de R$ 170 (R$ 92, de janeiro a junho de 2003).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 35 veículos, em 30.06.2004. Os contratos têm prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, na data-base das Informações Trimestrais é de R$ 1.967, dos quais R$ 759 vencem nos próximos 12 meses e R$ 1.208, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado de janeiro a junho de 2004 é de R$ 181.

NOTA 19 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 13.810 mil, equivalente a R$ 42.915 em 30.06.2004, amortizado semestralmente a partir de 15.04.2003. No 2° trimestre de 2004, esta operação gerou despesa de R$ 395 (R$ 410 no 2° trimestre de 2003), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, efetuada com as distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	30.06.2004		31.03.2004	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	887.759	811.045	890.478	836.988
Empréstimos e encargos em moeda nacional	401.688	392.024	418.906	406.520
	1.289.447	**1.203.069**	**1.309.384**	**1.243.508**

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 20 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 26.06.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face ao

04.01 - NOTAS EXPLICATIVAS

saldo da exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, cuja liquidação ocorreu em 03.07.2003.

Na mesma data de 26.06.2003, a Companhia celebrou Termo de Compromisso visando à antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago à ITASA, em 04.07.2003, o montante de R$ 58.453, a título de adiantamento, dos quais R$ 24.204 foram baixados através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro a junho de 2004, remanescendo um saldo, em 30.06.2004, no valor de R$ 34.249, na rubrica "Adiantamentos a Fornecedores" (R$ 48.838, em 31.03.2004).

Conforme mencionado na Nota 13, em 21.06.2004 foi firmado novo Termo Aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW acima mencionado, de 31.01.2005 para 30.06.2004, com efeitos a partir de 1° de julho de 2004. O reajuste extraordinário decorrente do aditivo ao contrato de 61 MW continuará vigendo até seu vencimento, definido para 31.01.2005.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim, e cuja eficácia ficou condicionada à aprovação da ANEEL, a qual se deu em 23.04.2003, através do Ofício nº 526/2003-SFF/ANEEL. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários. A primeira revalidação, pelos acionistas minoritários, ocorreu na AGE realizada em 12.04.2004.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	30.06.2004						31.03.2004
	Tractebel EGI Ltda.	Lages Bioenergica Ltda.	Suez-Tractebel S.A.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	683	1.490	-	192	35.049	37.414	101.976
Passivo							
Fornecedores	-	-	1.921	26.239	21.625	49.785	38.929
Dividendos e juros sobre o capital próprio	-	-	-	-	-	-	297.323
Resultado							30.06.2003
Receita operacional	-	1.139	-	-	-	1.139	-
Receitas de serviços:							
Administração	-	38	-	289	-	327	276
Operação e manutenção	-	315	-	747	4.331	5.393	4.717
Dedução da Receita Operacional							
PIS\COFINS	-	-	-	3	347	350	-
Despesa operacional							
Compra energia	-	-	-	115.871	98.855	214.726	196.430
Consultoria	-	-	2.561	-	-	2.561	-
Financeiro							
Receita	-	-	-	-	2.916	2.916	2.449

NOTA 21 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2004 totaliza R$ 651.172 (R$ 672.983 em 31.03.2004).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

a) garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

b) ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2004 totaliza R$ 637.430 (R$ 624.725 em 31.03.2004).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da UHE Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.06.2004 totaliza R$ 47.862 (R$ 41.438 em 31.03.2004).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração.

NOTA 22 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 20, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência a partir de 1º de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a ELETROSUL Centrais Elétricas S.A., garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 50% dos custos de transmissão, ficando os 50% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 40.221 em 30.06.2004 (R$ 14.777, no 1º semestre de 2003).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.07.2004 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 1.486.524 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 5.132.466 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 540.954 MWh;

- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 1.240.236 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 2.300.154 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 1.728.414 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.07.2004 a 31.12.2014 – Total de 45.973.171 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.07.2004 a 31.12.2008 - Total de 25.759.840 MWh;
- Companhia Paulista de Força de Força e Luz: Período de 01.07.2004 a 31.12.2010 – Montante global de 10.208.877 MWh;
- Companhia Piratininga de Força e Luz: Período de 01.07.2004 a 31.12.2010 – Montante global de 6.125.241 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.07.2004 a 31.12.2007 – Total de 1.298.506 MWh;
- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.07.2004 a 31.12.2014 é de 25.123.617 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.07.2004 a 31.12.2011, totalizam 11.939.168 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada no Município de Campo Grande – MS.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre, a Companhia apresentou lucro líquido de R$ 172.249, inferior em 5,52% ao apurado no mesmo período do ano anterior, o qual foi de R$ 182.317.

Deve-se ressaltar que o lucro do 2º trimestre do ano anterior, acima mencionado, foi fortemente influenciado pela recuperação do Real, frente à cesta das moedas que compõem a dívida, verificada naquele período, que gerou variação cambial favorável no valor de R$ 133.111, ao contrário deste ano em que o Real sofreu desvalorização de 6,75%, gerando perda cambial de R$ 56.045.

O lucro líquido acumulado no período de 01.01.2004 a 30.06.2004 foi de R$ 298.566, enquanto o de igual período de 2003 foi de R$ 277.960.

O quadro abaixo, mostra a evolução dos principais indicadores de resultado no período:

Indicador	2004		2003		% Variação Acumulada
	2º Trimestre	Acumulado	2º Trimestre	Acumulado	
Receitas operacionais líquidas	635.771	1.161.476	425.662	826.319	40,56
Lucro bruto	271.030	505.755	155.487	298.319	69,53
Margem bruta	42,63%	43,54%	36,53%	36,10%	7,44 p.p.
Lajida (Ebitda) (1)	210.971	452.133	203.316	379.382	19,18
Resultado do serviço	169.012	358.399	127.952	240.150	49,24
Resultado financeiro	(80.360)	(97.175)	92.068	91.764	(205,90)
Resultado operacional	90.380	274.489	255.016	390.360	(29,68)
Lucro líquido do período	172.249	298.566	182.317	277.690	7,52
Margem líquida	27,09%	25,70%	42,83%	33,60%	(7,90) p.p.

(1) Lajida (Ebitda): Lucro Operacional + despesas financeiras líquidas + depreciação e amortização.

Embora as vendas decorrentes dos contratos iniciais venham sofrendo redução, desde 2003, à razão de 25% ao ano, os reajustes tarifários previstos nos contratos, calculados pela ANEEL, que ocorrem a partir do mês de abril de cada ano, mantiveram as receitas deste trimestre em níveis semelhantes às do 2º. trimestre do ano anterior, enquanto a energia elétrica liberada desses contratos vem sendo, em boa parte, vendida em contratos bilaterais.

A substituição dos contratos iniciais por contratos bilaterais, por sua vez, acarreta a incidência de encargos de uso da rede elétrica, onerando o resultado. O valor destes encargos no presente trimestre foi de R$ 24.296 representando 186,64% de crescimento em relação ao mesmo trimestre do ano anterior (R$ 8.476).

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Faturamento de energia elétrica

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA										
	2º TRIM/04		ACUMULADO 2004		2º TRIM/03		ACUMULADO 2003		% VARIAÇÃO ACUMULADA	
	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA	DEMANDA
Contratos Iniciais	3.045.688	5.525	6.190.953	10.902	4.524.054	8.288	9.210.887	16.352	(32,79)	(33,33)
Contratos Bilaterais	4.340.546	190	7.911.196	379	1.334.497	188	2.682.943	375	194,87	1,07
Total	7.386.234	5.715	14.102.149	11.281	5.858.551	8.476	11.893.830	16.727	18,57	(32,56)

Provisões operacionais – Gerais e Administrativas

As provisões operacionais constituídas no presente trimestre atingem R$ 66.681, dos quais, R$ 29.743 se referem a ICMS a recuperar, decorrente de aquisição de insumos para geração de energia elétrica na UTE William Arjona, R$ 17.872 estão associados a contingências cíveis e R$ 12.767, a benefícios pós-emprego.

Reversão de Provisões Operacionais – Gerais e Administrativas

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 20.885. Deste total, R$ 16.210 referem-se a realização de provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas e, portanto, não afetam o lucro líquido do período.

Efeitos tributários da baixa de ativos

Conforme mencionado na Nota 10, do quadro 04.01, neste trimestre ocorreram baixas associadas à UTE Jacuí, em virtude de obsolescências de equipamentos e transferência de parte do empreendimento a terceiros.

Tendo em vista que a provisão para perdas constituída em 1997, vinculada a Jacuí, não possui ativo fiscal diferido referente ao imposto de renda (ver Nota 5 do quadro 04.01), a sua reversão e a realização da Remuneração das Imobilizações em Curso afetaram positivamente o resultado do trimestre, em R$ 112.618, conforme abaixo demonstrado:

Remuneração das imobilizações em curso	84.891
Reversão da provisão	365.581
	450.472
Imposto de renda (25%)	**112.618**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
	VALORES EM MWh				% VARIAÇÃO	
USINA	2° TRIM/04	ACUMULADO JUN/04	2° TRIM/03	ACUMULADO JUN/03	TRIMESTRE	ACUMULADO
UHE Passo Fundo	198.337	402.451	270.037	615.785	(26,55)	(34,64)
UHE Salto Osório	814.104	2.005.926	1.220.018	2.572.545	(33,27)	(22,03)
UHE Salto Santiago	1.111.518	2.924.689	1.807.142	3.835.065	(38,49)	(23,74)
UHE Itá	1.016.426	2.207.942	1.051.438	2.807.006	(3,33)	(21,34)
UHE Machadinho	740.335	1.568.454	701.339	1.803.088	5,56	(13,01)
Total	3.880.720	9.109.462	5.049.974	11.633.489	(23,15)	(21,70)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
	VALORES EM MWh				% VARIAÇÃO	
USINA	2° TRIM/04	ACUMULADO JUN/04	2° TRIM/03	ACUMULADO JUN/03	TRIMESTRE	ACUMULADO
UTE Alegrete	275	568	-	-	100,00	100,00
UTE Charqueadas	78.900	106.983	43.821	70.845	80,05	51,01
UTE Arjona	123.338	300.160	124.038	253.584	(0,56)	18,37
Complexo Jorge Lacerda	1.241.308	2.145.222	904.634	1.687.612	37,22	27,12
Total	1.443.821	2.552.933	1.072.493	2.012.041	34,62	26,88

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2004	4 - 31/03/2004
1	Ativo Total	6.069.344	6.250.513
1.01	Ativo Circulante	979.908	1.082.061
1.01.01	Disponibilidades	7.869	10.498
1.01.01.01	Numerário Disponível	7.869	10.498
1.01.02	Créditos	905.026	952.635
1.01.02.01	Títulos e Valores Mobiliários	292.477	503.281
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	8.602	12.341
1.01.02.03	Consumidores e Concessionárias	467.023	400.748
1.01.02.04	Prov. p/Créditos de Liq. Duvidosa	(143.720)	(143.720)
1.01.02.05	Adiantamento a Fornecedores	19.527	26.010
1.01.02.06	Créditos da Cta Cons.Combustível-CCC/CDE	25.711	16.029
1.01.02.07	Alienações, Desativ., Serv.e Disp.Reemb.	12.817	10.988
1.01.02.08	Tributos e Contrib. Sociais a Recuperar	81.621	12.118
1.01.02.09	Ativo Fiscal Diferido	140.968	114.840
1.01.03	Estoques	13.983	13.455
1.01.04	Outros	53.030	105.473
1.01.04.01	Despesas Pagas Antecipadamente	29.270	43.577
1.01.04.02	Outros	23.760	61.896
1.02	Ativo Realizável a Longo Prazo	350.882	348.976
1.02.01	Créditos Diversos	350.399	348.493
1.02.01.01	Concessionárias	18.912	21.166
1.02.01.02	Devedores Diversos - Conc.Energia Eletr.	16.953	20.234
1.02.01.03	Tributos e Contrib.Sociais a Recuperar	37.624	32.231
1.02.01.04	(-) Prov.p/Perdas Recup. Créditos ICMS	(29.743)	0
1.02.01.05	Cauções e Depósitos Vinculados	56.545	57.475
1.02.01.06	Depósitos Judiciais	24.995	24.890
1.02.01.07	Alienação de Bens e Direitos	28.000	0
1.02.01.08	Ativo Fiscal Diferido	197.113	192.497
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	483
1.02.03.05	Despesas Pagas Antecipadamente	0	0
1.02.03.06	Outros	0	483
1.03	Ativo Permanente	4.738.554	4.819.476
1.03.01	Investimentos	53.489	55.174
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	51.622	53.308
1.03.01.02.01	Ágio	51.622	53.308
1.03.01.03	Outros Investimentos	1.867	1.866
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742
1.03.01.03.02	Outros	125	124
1.03.02	Imobilizado	4.627.254	4.703.759
1.03.03	Diferido	57.811	60.543

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2004	4 -31/03/2004

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2004	4 - 31/03/2004
2	Passivo Total	6.069.344	6.250.513
2.01	Passivo Circulante	699.904	1.066.903
2.01.01	Empréstimos e Financiamentos	288.879	275.003
2.01.01.01	Principal	268.989	250.628
2.01.01.02	Encargos	19.890	24.375
2.01.02	Debêntures	23.905	28.361
2.01.02.01	Principal	18.892	18.118
2.01.02.02	Encargos	5.013	10.243
2.01.03	Fornecedores	152.981	117.578
2.01.04	Impostos, Taxas e Contribuições	22.619	46.562
2.01.04.01	*Tributos e Contribuições Sociais*	22.619	46.562
2.01.05	Dividendos a Pagar	2.696	381.291
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	2.696	381.291
2.01.06	Provisões	74.017	90.620
2.01.06.01	Obrigações Estimadas	65.582	78.834
2.01.06.02	Contingências	8.435	11.786
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	134.807	127.488
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.969	8.561
2.01.08.02	Benefícios Pós-Emprego	40.616	42.484
2.01.08.03	Passivo Fiscal Diferido	48.603	48.603
2.01.08.04	Adiantamentos de Clientes	11.742	16.504
2.01.08.05	Concessões a Pagar	1.306	916
2.01.08.06	Outros	24.571	10.420
2.02	Passivo Exigível a Longo Prazo	2.469.078	2.455.497
2.02.01	Empréstimos e Financiamentos	1.819.378	1.833.290
2.02.02	Debêntures	160.022	166.972
2.02.03	Provisões	128.026	106.416
2.02.03.01	Obrigações Estimadas	19.394	19.159
2.02.03.02	Contingências	108.632	87.257
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	361.652	348.819
2.02.05.01	Tributos e Contribuições Sociais	7.385	7.563
2.02.05.02	Concessões a Pagar	144.580	136.570
2.02.05.03	Benefícios Pós-Emprego	206.840	201.940
2.02.05.04	Outros	2.847	2.746
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.900.362	2.728.113
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	64.335	64.335

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2004	4 -31/03/2004
2.05.04.01	Legal	63.492	63.492
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	298.566	126.317

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.01	Receita Bruta de Vendas e/ou Serviços	698.875	1.276.059	463.739	898.564
3.01.01	Suprimento de Energia Elétrica	518.831	962.310	345.578	683.968
3.01.02	Fornecimento de Energia Elétrica	94.129	179.319	60.683	112.518
3.01.03	Subvenção Combustível - CCC/CDE	82.220	127.540	54.524	97.209
3.01.04	Serviço Prestado	1.180	2.276	1.203	2.013
3.01.05	Venda de Cinzas	2.324	4.311	1.653	2.684
3.01.06	Outras	191	303	98	172
3.02	Deduções da Receita Bruta	(44.417)	(84.923)	(24.851)	(47.375)
3.02.01	Impostos e Contribuições	(44.070)	(83.061)	(23.692)	(45.385)
3.02.02	Repasse - CCC/CDE - Vendas de Cinzas	(347)	(1.862)	(1.159)	(1.990)
3.03	Receita Líquida de Vendas e/ou Serviços	654.458	1.191.136	438.888	851.189
3.04	Custo de Bens e/ou Serviços Vendidos	(308.958)	(541.964)	(219.279)	(427.572)
3.04.01	Pessoal	(25.086)	(40.113)	(14.058)	(26.498)
3.04.02	Material	(2.917)	(5.080)	(1.586)	(3.740)
3.04.03	Serviço de Terceiro	(8.783)	(14.685)	(6.067)	(12.434)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(80.242)	(124.710)	(54.524)	(97.209)
3.04.05	Combustível p/Prod.Ener.Elétrica	(70.859)	(71.913)	(16.144)	(44.726)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(10.790)	(24.278)	(11.825)	(26.610)
3.04.07	Depreciação / Amortização	(50.047)	(99.933)	(49.433)	(99.117)
3.04.08	Energia Elétrica Comprada p/Revenda	(57.788)	(163.127)	(67.780)	(123.682)
3.04.09	Uso de Bem Público - UBP	(1.177)	(2.343)	(4.425)	(8.817)
3.04.10	Constituição de Provisões Operacionais	(7.785)	(15.571)	(2.386)	(4.771)
3.04.11	Rerversão de Provisões Operacionais	14.931	28.921	14.910	31.597
3.04.12	Outras	(8.415)	(9.132)	(5.961)	(11.565)
3.05	Resultado Bruto	345.500	649.172	219.609	423.617

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.06	Despesas/Receitas Operacionais	(254.054)	(365.886)	54.225	(1.398)
3.06.01	Com Vendas	(34.363)	(62.488)	(15.443)	(30.490)
3.06.01.01	Pessoal	(1.545)	(2.443)	(974)	(1.669)
3.06.01.02	Serviço de Terceiro	(312)	(575)	(284)	(542)
3.06.01.03	Encargos de Uso da Rede Elétrica	(31.330)	(57.117)	(13.022)	(25.942)
3.06.01.04	Outras	(1.176)	(2.353)	(1.163)	(2.337)
3.06.02	Gerais e Administrativas	(79.874)	(109.454)	(22.281)	(46.794)
3.06.02.01	Pessoal	(11.026)	(17.690)	(8.480)	(14.262)
3.06.02.02	Serviço de Terceiro	(6.497)	(10.523)	(3.190)	(6.320)
3.06.02.03	Depreciação / Amortização	(2.222)	(4.444)	(2.195)	(4.376)
3.06.02.04	Constituição de Provisões Operacionais	(66.681)	(76.632)	(5.002)	(11.887)
3.06.02.05	Reversão de Provisões Operacionais	20.885	28.109	9.424	15.599
3.06.02.06	Taxa de Fiscalização	(1.774)	(3.570)	(1.606)	(3.213)
3.06.02.07	Previdência Privada - SB-40	(5.513)	(11.490)	(5.631)	(10.610)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(3.373)	(1.687)	(3.373)
3.06.02.09	Outras	(5.360)	(9.841)	(3.914)	(8.352)
3.06.03	Financeiras	(139.817)	(193.944)	91.949	75.886
3.06.03.01	Receitas Financeiras	17.038	46.096	10.733	37.999
3.06.03.01.01	Rendas de Aplicações Financeiras	10.174	26.616	6.418	30.838
3.06.03.01.02	Variação Monetária	3.859	7.912	2.686	3.067
3.06.03.01.03	Outras	3.005	11.568	1.629	4.094
3.06.03.02	Despesas Financeiras	(156.855)	(240.040)	81.216	37.887
3.06.03.02.01	Encargos de Dívidas	(43.246)	(90.260)	(48.634)	(114.715)
3.06.03.02.02	Encargos de Debêntures	(5.343)	(10.912)	(6.540)	(13.104)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(1.057)	(2.573)	(3.344)	(6.381)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(1.748)	(3.521)	(1.843)	(3.645)
3.06.03.02.05	Encargos s/Concessão ANEEL	(3.162)	(6.249)	(2.294)	(4.535)
3.06.03.02.06	Encargos s/Adiantamentos de Clientes	418	(1.036)	0	0
3.06.03.02.07	Variação Monetária s/Empr.Financiamentos	(82.725)	(89.421)	182.675	246.170
3.06.03.02.08	Variação Monetária - Debêntures	(2.958)	(5.047)	138	(5.739)
3.06.03.02.09	Var.Monet.s/Prov./Rev.Provisões Operac.	(533)	(1.744)	(3.297)	(10.317)
3.06.03.02.10	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.398)	(3.198)	(3.920)	(10.635)
3.06.03.02.11	Var. Monet. s/Concessão ANEEL	(5.238)	(8.289)	(21.734)	(21.734)
3.06.03.02.12	Variação Monetária - Outras	(2.651)	(3.309)	(3.691)	(3.738)
3.06.03.02.13	Outras	(7.214)	(14.481)	(6.300)	(13.740)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	91.446	283.286	273.834	422.219
3.08	Resultado Não Operacional	(2.553)	(2.555)	575	(2.508)
3.08.01	Receitas	29.000	29.000	672	694
3.08.02	Despesas	(31.553)	(31.555)	(97)	(3.202)
3.09	Resultado Antes Tributação/Participações	88.893	280.731	274.409	419.711
3.10	Provisão para IR e Contribuição Social	52.611	(6.071)	(59.631)	(94.404)
3.10.01	Contribuição Social	10.611	(1.639)	(16.053)	(25.179)
3.10.02	Imposto de Renda	42.000	(4.432)	(43.578)	(69.225)
3.11	IR Diferido	30.745	23.906	(32.461)	(47.617)
3.11.01	Contribuição Social	(18.442)	(23.658)	(8.660)	(12.639)
3.11.02	Imposto de Renda	49.187	47.564	(23.801)	(34.978)
3.12	Participações/Contribuições Estatutárias	0	0	0	0

01.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

- CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2004 a 30/06/2004	4 - 01/01/2004 a 30/06/2004	5 - 01/04/2003 a 30/06/2003	6 - 01/01/2003 a 30/06/2003
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	172.249	298.566	182.317	277.690
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00026	0,00046	0,00028	0,00043
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM, ITASA e Lages Bioenergética, porquanto as controladas Delta Energética e Tractebel Energia Comercializadora não desenvolveram atividades operacionais no presente trimestre.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

A CEM apurou prejuízo de R$ 3.129, enquanto no mesmo período de 2003 apresentou lucro de R$ 47.991. A mudança desfavorável do resultado daquela controlada decorre, substancialmente, dos efeitos cambiais sobre a dívida que a mesma tem com o Inter-American Development Bank – IDB, pois no presente trimestre o Real sofreu desvalorização de 6,84%, em relação ao Dólar Norte Americano, gerando perda cambial de R$ 27.218, enquanto no mesmo período de 2003 o Real apresentou recuperação de 14,35%, gerando variação cambial favorável de R$ 78.759.

A dívida em moeda estrangeira da CEM, no montante de R$ 414.726, representa 77,16% dos empréstimos e financiamentos, fazendo com que a flutuação cambial afete substancialmente o seu resultado econômico. Entretanto, os efeitos cambiais não pressionam fortemente a sua situação financeira, em virtude do perfil relativamente longo de sua dívida em moeda estrangeira.

Por outro lado, a sua receita líquida de vendas, que neste trimestre foi de R$ 57.137, aumentou 21,79% em relação à verificada no mesmo período de 2003 (R$ 46.915), em função da atualização contratual pela variação anual do IGP-M.

As operações da controlada em conjunto ITASA não apresentaram fatos inesperados, pois que sua receita se constitui de venda de energia elétrica para seus acionistas e seus custos e despesas são previsíveis e mantidas em níveis controláveis. Desta forma, o lucro líquido do 2º trimestre foi de R$ 9.056, enquanto no mesmo trimestre do ano anterior, foi de R$ 11.322, O resultado consolidado da Companhia tem impacto de 48,75% destes valores, não afetando significativamente o desempenho consolidado do período.

Relativamente à Lages Bioenergética, o lucro líquido do 2º trimestre foi de R$ 2.131, o qual absorveu o prejuízo apurado no 1º trimestre, resultando em um lucro líquido acumulado de R$ 487. As transações comerciais tiveram início somente no presente exercício social.

1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

9.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
- TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	9,90
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		225.171	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,88
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Município de Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Conforme mencionado na Nota 10 do quadro 04.01, em junho de 2004 a Companhia transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.335.761 mil, equivalentes a R$ 10.365.877 em 30.06.2004, e de lucro cessante com valor declarado de US$ 388.900 mil, equivalentes a R$ 1.208.507 em 30.06.2004. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 466.125 em 30.06.2004, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 994.400 em 30.06.2004, e lucro cessante de US$ 35.500 mil, equivalentes a R$ 110.316 em 30.06.2004, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 25.000 mil (1º risco) e US$ 25.000 mil (2º risco), equivalentes ao total de R$ 155.375 em 30.06.2004. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A CEM contratou Seguro Contra Terrorismo com vigência de 04.12.2003 à 04.12.2004, com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 994.400 e de lucros cessantes de US$ 35.500 mil, equivalentes a R$ 110.316. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 100.000 mil, equivalentes a R$ 310.750.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos de Engenharia com cobertura para a fase de testes e durante 12 meses de manutenção ampla, com as seguintes vigências:

- Testes – 28.11.2003 a 12.12.2003 – prorrogado até a data final dos testes que está prevista para setembro de 2004

- Manutenção – 12.02.2004 a 12.02.2005 – prorrogado para 30.04.2005

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712 alterado para R$ 58.365
- Responsabilidade civil geral e cruzada – R$ 1.806

A Lages Bioenergética possui, também, Seguro de Riscos Operacionais com vigência de 22.12.2003 a 22.12.2004, com cobertura para obras civis-prédios de US$ 3.821 mil, equivalentes a R$ 11.874 em 30.06.2004 e cobertura para máquinas, móveis e utensílios de US$ 16.179 mil, equivalentes a R$ 50.276 em 30.06.2004. O limite máximo de indenização é de US$ 20.000 mil, equivalentes a R$ 62.150 em 30.06.2004.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia e suas controladas, Trevisan Auditores Independentes, não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	30.06.2004				31.03.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	33.942	317	18	34.277	27.014
Concessionárias	171.397	-	-	171.397	174.012
Comercializadoras	33.883	443	722	35.048	28.449
Exportação	56.510	-	-	56.510	-
Transações no âmbito do MAE	155.841	-	13.950	169.791	171.273
	451.573	**760**	**14.690**	**467.023**	**400.748**
(-) Provisão para Créditos de Liquidação Duvidosa	(143.720)	-	-	(143.720)	(143.720)
	307.853	**760**	**14.690**	**323.303**	**257.028**
Longo prazo					
Transações no âmbito do MAE	18.912	-	-	18.912	21.166
	18.912	-	-	**18.912**	**21.166**

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	30.06.2004	31.03.2004
Certificado de Depósito Bancário – CDB	212.221	387.963
Letras Financeiras do Tesouro – LFT	29.330	38.698
Notas do Banco Central – NBC-E	28.700	54.874
Debêntures	22.990	22.805
	293.241	**504.340**
Provisão para redução ao valor de mercado	(764)	(1.059)
	292.477	**503.281**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base da Informações Trimestrais e foram ajustados aos seus valores de mercado através de constituição de provisão, conforme acima demonstrado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – ATIVO FISCAL DIFERIDO

	Consolidado				
	30.06.2004				31.03.2004
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas Jacuí	606.171	-	54.555	54.555	87.458
Remuneração das Imobilizações em Curso - RIC	255.920	33.433	-	33.433	33.433
Provisão para contingências	112.589	28.147	10.133	38.280	32.208
Provisão para grandes manutenções	31.729	7.932	2.856	10.788	9.438
Provisão bônus gerencial	973	243	88	331	1.190
Participação de empregados nos lucros	626	156	56	212	2.960
Provisão aquisição energia elétrica	34.249	8.562	3.082	11.644	16.605
Provisão para deságio na alienação de créditos fiscais	102	25	9	34	45
Provisão para créditos de liquidação duvidosa	143.720	35.930	12.935	48.865	48.866
Provisão honorários advocatícios	594	149	53	202	200
Provisão para amortização acelerada UTE William Arjona	28.260	7.065	2.543	9.608	8.427
Provisão para desvalorização de títulos e valores mobiliários	764	191	69	260	360
Provisão p/perdas com créditos de ICMS	29.743	7.436	2.677	10.113	-
Benefícios pós-emprego	144.277	36.069	12.985	49.054	47.577
Outras provisões	6.075	1.519	547	2.066	-
Prejuízo fiscal	173.182	43.296	-	43.296	4.096
Base negativa da contribuição social	281.547	-	25.340	25.340	14.474
	-	210.153	127.928	338.081	307.337
Classificação do ativo fiscal diferido:					
Circulante		110.324	30.644	140.968	114.840
Realizável a longo prazo		99.829	97.284	197.113	192.497
		210.153	127.928	338.081	307.337

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Tendo em vista que a controlada em conjunto ITASA iniciou suas operações comerciais em 30 de junho de 2000, encerrando aquele exercício com lucro de R$ 9.001 e prejuízo de R$ 11.733 no exercício de 2001, a referida controlada deixou de reconhecer, em suas demonstrações financeiras, novos ativos fiscais diferidos a partir de 01.01.2002. A administração daquela controlada entende que os ativos existentes, incluindo os não reconhecidos, serão recuperados com lucros tributáveis futuros, estando aguardando, porém, a evidência de histórico de lucratividade para voltar a reconhecer tais ativos.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	**2004**	**2005**	**2006**	**2007**	**2008**	**Próximos 2 anos**	**Próximos 3 anos**	**Após 2013**	**Total**
Provisão para perdas Jacuí	-	-	-	-	-	4.910	7.365	42.280	54.555
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	48.865	-	-	48.865
Demais diferenças temporárias	37.552	24.674	11.433	14.747	18.215	43.598	15.573	233	166.025
Prejuízo fiscal	42.428	868	-	-	-	-	-	-	43.296
Base negativa da contribuição social	7.378	17.962	-	-	-	-	-	-	25.340
Ativo fiscal diferido, registrado	**87.358**	**43.504**	**11.433**	**14.747**	**18.215**	**97.373**	**22.938**	**42.513**	**338.081**
Ativo fiscal diferido, não registrado	-	3.156	1.025	-	-	-	-	30.547	34.728
	87.358	46.660	12.458	14.747	18.215	97.373	22.938	73.060	372.809

Na elaboração do quadro acima, o ano de 2004 compreende somente 6 meses (julho a dezembro).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	30.06.2004		30.06.2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**280.731**	**280.731**	**419.711**	**419.711**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Gratificação e 13° de dirigentes	-	694	-	903
Doações incentivadas	120	120	-	-
Doações indedutíveis	180	180	91	91
Ajuste de controlada tributada pelo lucro presumido	428	142	-	-
Outras despesas indedutíveis	285	285	202	205
Exclusões				
Remuneração das Imobilizações em Curso – RIC	-	(91.677)	-	(6.691)
(=) Base de cálculo dos tributos no resultado	**281.744**	**193.848**	**420.004**	**417.592**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(25.358)**	**(48.462)**	**(37.800)**	**(104.399)**
Provisão para perdas UTE Jacuí		91.395		
Adicional de 10% sobre lucro até R$ 20 mensais	-	30	-	28
Ajuste incentivos fiscais	-	-	-	313
Outros	61	169	(18)	(145)
(=) Contribuição social e imposto renda no resultado	**(25.297)**	**43.132**	**(37.818)**	**(104.203)**
Composição dos tributos no resultado:				
Corrente	(1.639)	(4.432)	(25.179)	(69.225)
Diferido	(23.658)	47.564	(12.639)	(34.978)
	(25.297)	**43.132**	**(37.818)**	**(104.203)**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 – ATIVO IMOBILIZADO

	Consolidado		
	30.06.2004		31.03.2004
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração UHE Cana Brava		88.664	88.664
(-) Amortização Acumulada	3,2	(5.527)	(4.815)
		83.137	**83.849**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.691	638.565
UHE Salto Osório	2,8	288.646	288.646
UHE Passo Fundo	2,5	123.216	123.321
UHE Itá (participação em consórcio)	2,3	1.778.694	1.778.671
UHE Cana Brava	2,5	868.082	867.984
UHE Machadinho	2,4	178.890	177.795
		3.876.219	3.874.982
(-) Depreciação Acumulada		(964.396)	(941.254)
		2.911.823	**2.933.728**
Geração Térmica			
Complexo Jorge Lacerda	4,2	2.452.063	2.436.019
UTE Charqueadas	4,4	54.959	54.817
UTE Alegrete	4,0	8.101	8.010
UTE Willian Arjona	4,3	144.951	148.430
UTE Lages	4,3	57.776	57.718
		2.717.850	2.704.994
(-) Depreciação Acumulada		(1.130.485)	(1.104.957)
		1.587.365	**1.600.037**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(932)	(909)
		742	**765**
Equipamentos Gerais e Outros	10,0	29.587	27.285
(-) Depreciação Acumulada		(15.738)	(12.552)
		13.849	**14.733**
		4.596.916	**4.633.112**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.06.2004	31.03.2004
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.596.916**	**4.633.112**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	-	1.094
UHE Salto Santiago (obra de adição)	287	275
UHE Salto Osório (obra de adição)	8.416	5.080
UHE Itá (custos retardatários)	5.823	5.687
UHE Cana Brava	2.252	1.973
Outros	1.172	964
	17.950	**15.073**
Geração Térmica		
UTE Jacuí	55.740	83.904
UTE Jorge Lacerda (obra de adição)	3.901	18.839
UTE Charqueadas (obra de adição)	531	635
UTE Lages	6.740	4.053
Outros	67	2.982
	66.979	**110.413**
Outros	**2.098**	**1.850**
	87.027	**127.336**
Imobilizações líquidas	**4.683.943**	**4.760.448**
Obrigações Especiais	**(56.689)**	**(56.689)**
	4.627.254	**4.703.759**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.06.2004			31.03.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	112.650	546.328	658.978	111.927	563.869	675.796
Instituições financeiras	59.921	583.586	643.507	50.502	558.753	609.255
	172.571	**1.129.914**	**1.302.485**	**162.429**	**1.122.622**	**1.285.051**
Moeda Nacional						
ELETROBRÁS	63.180	281.831	345.011	61.626	298.222	359.848
Instituições financeiras	53.128	407.633	460.761	50.948	412.446	463.394
	116.308	**689.464**	**805.772**	**112.574**	**710.668**	**823.242**
	288.879	**1.819.378**	**2.108.257**	**275.003**	**1.833.290**	**2.108.293**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.03.2004	**275.003**	**1.833.290**
Saques	-	5.995
Liquidações	(134.531)	-
Transferências	95.971	(95.971)
Encargos gerados no trimestre	42.992	1.336
Variações monetárias geradas no trimestre	9.444	74.728
Saldo em 30.06.2004	**288.879**	**1.819.378**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/04
R$ Milhões
249
19%
Euro
79
6%
Libra
Esterlina
974
75%
Dólar
Norte
Americ.


Dívida Externa em Mar/04
R$ Milhões
247
19%
Euro
87
7%
Libra
Esterlina
951
74%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Jun/04
R$ Milhões
57
7%
Não
indexado
345
43%
UVRRGR
404
50%
URTJLP


Dívida Nacional em Mar/04
R$ Milhões
59
7%
Não
indexado
360
44%
UVRRGR
404
49%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.100
1.800
1.500
1.200
900
600
300
0
157
237
308
297
391
375
169
162
156
150
638
612
1.819
1.833
2005
2006
2007
2008
2009
De 2010 até 2024
Total
Jun/04
Mar/04

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 1° trimestre de 2004)
Taxas flutuantes: 12,00% a 16,78%a.a. (12,25% a 17,31% a.a., no 1° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 1° trimestre de 2004)
Taxas flutuantes: 1,78% a 9,45% a.a. (1,73% a 9,95% a.a., no 1° trimestre de 2004)

NOTA 7 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 30.06.2004 é de R$ 99.947, sendo R$ 9.540 no passivo circulante e R$ 90.407 no exigível a longo prazo (até 31.03.2004, R$ 104.993, sendo R$ 11.731 no passivo circulante e R$ 93.262 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2004	31.03.2004
2005	3.859	7.472
2006	8.291	8.219
2007	9.121	9.041
2008	10.033	9.945
2009	11.036	10.939
2010	12.139	12.033
De 2011 até 2013	35.928	35.613
	90.407	93.262

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2° série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a. (já pagos)
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

O saldo de principal e juros, atualizado até 30.06.2004, é de R$ 172.268, sendo R$ 29.468 no passivo circulante e R$ 142.800 no exigível a longo prazo (até 31.03.2004, R$ 185.314, sendo R$ 34.114 no passivo circulante e R$ 151.200 no exigível a longo prazo).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2004	31.03.2004
2005	8.400	16.800
2006	16.800	16.800
2007	16.800	16.800
2008	16.800	16.800
2009	16.800	16.800
2010	16.800	16.800
De 2011 até 2013	50.400	50.400
	142.800	151.200

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da UHE Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 30.06.2004, é de R$ 145.886, sendo R$ 1.306 no passivo circulante e R$ 144.580 no exigível a longo prazo (até 31.03.2004, R$ 137.486, sendo R$ 916 no passivo circulante e R$ 136.570 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2004	31.03.2004
2005	711	1.029
2006	1.422	1.371
2007	1.422	1.371
2008	1.422	1.371
2009	1.422	1.371
2010	1.422	1.371
De 2011 até 2023	136.759	128.686
	144.580	**136.570**

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 30 de junho de 2004, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 Conforme descrito na nota explicativa nº 8 (d), a companhia mantém ativos relativos as unidades geradoras, que no conjunto do seu parque gerador produzem resultado positivo. Entretanto, com base em projeções de fluxo de caixa futuro descontado a valor presente elaboradas internamente, alguns ativos integrantes do seu parque gerador não seriam recuperados pelas suas operações futuras, se considerados isoladamente. Contudo, a administração da companhia aguarda a definição de uma nova estrutura para o setor elétrico, que possa produzir efeitos diretos e definitivos de forma a caracterizar o fluxo de caixa esperado na respectiva unidade de geração.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5 As Informações Trimestrais, compreendendo o balanço patrimonial em 31 de março de 2004 foram revisados por nós e emitimos relatório de revisão especial sem ressalva e ênfase idêntica a mencionada no parágrafo 4 em 11 de maio de 2004, e a demonstração do resultado para o trimestre findo em 30 de junho de 2003 foram revisadas por outros auditores independentes, que emitiram relatório de revisão especial sem ressalva e com ênfase semelhante a mencionada no parágrafo 4 em 30 de julho de 2003.

Florianópolis, 12 de agosto de 2004.

Estefan George Haddad
Sócio - contador
CRC 1DF008320/O-5 "S" SC
Trevisan Auditores
Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE